UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2004

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to ____

Commission File Number 1-11377

CINERGY CORP. UNION EMPLOYEES’ 401(k) PLAN./

CINERGY CORP. UNION EMPLOYEES’
401 (k) PLAN
139 East Fourth Street
Cincinnati, Ohio 45202

(Full title of the Plan and the address of the Plan,
if different from that of the issuer named below)

CINERGY CORP.
139 East Fourth Street
Cincinnati, Ohio 45202

(Name of issuer of the common stock issued pursuant to the
Plan and the address of its principal executive office)

CINERGY CORP.UNION
EMPLOYEES’ 401(k) PLAN

TABLE OF CONTENTS

                                                                                                     Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                      2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2004 and 2003                                                                          3

   Notes to Financial Statements                                                                       4-11

SUPPLEMENTAL SCHEDULE--                                                                                 12

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2004                                                                            13

   NOTE:    All other schedules required by Section 2520.103-10 of the Department of
            Labor's Rules and Regulations for Reporting and Disclosure under the Employee
            Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE                                                                                               S-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                E-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Cinergy Corp.
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for benefits of Cinergy Corp. Union Employees’ 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio
June 24, 2005

CINERGY CORP.
UNION EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS                                                                   2004              2003

CURRENT ASSETS:
  Investments--at fair value (see Notes 3 and 4):
    Plan interest in Cinergy Corp. Common Stock Master Trust        $ 56,024,465       $ 51,000,219
    Plan interest in Cinergy Corp. Mutual Funds Master Trust                             71,305,292
    Mutual funds                                                      71,435,003
    Interest bearing cash                                              9,987,145
    Common/collective trust                                            1,491,772
    Loans to participants                                              4,889,917          4,491,648
                                                                       ---------          ---------

           Total investments                                         143,828,302        126,797,159

  Employer's contribution receivable                                     467,687            564,824
                                                                         -------            -------

NET ASSETS AVAILABLE FOR BENEFITS                                   $144,295,989       $127,361,983
                                                                    ============       ============

See notes to financial statements.

CINERGY CORP.
UNION EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITSYEARS
ENDED DECEMBER 31, 2004 AND 2003

                                                                    2004            2003

ADDITIONS—
Additions to net assets attributed to:
   Investment income:
      Plan interest in Cinergy Corp. Mutual Funds
        Master Trust (see Note 4)                              $          -     $  12,248,847
      Plan interest in Cinergy Corp. Common
        Stock Master Trust (see Note 4)                           6,427,198         9,159,616
      Net appreciation in fair value of investments               4,693,716
      Interest and dividends                                      2,036,466
      Participant loan interest income                              258,055           283,433
                                                                    -------           -------

           Net investment income                                 13,415,435        21,691,896
                                                                 ----------        ----------

Contributions:
      Participant                                                 6,605,398         6,121,341
      Employer                                                    3,336,708         3,369,749
      Rollover                                                       29,242            17,539
                                                                     ------            ------

           Total contributions                                    9,971,348         9,508,629

           Total additions                                       23,386,783        31,200,525
                                                                 ----------        ----------

DEDUCTIONS:
Deductions from net assets attributed to:
    Benefits paid to participants                                (5,417,311)       (5,266,688)
    Dividends paid in cash                                          (57,836)          (43,715)
    Administration fees                                             (22,596)          (15,622)
                                                                    -------           -------

           Total deductions                                      (5,497,743)       (5,326,025)

  Net increase prior to transfers                                17,889,040        25,874,500
  Interplan transfers (see Note 2)                                 (955,034)         (215,693)
                                                                   --------          --------

                                                                 16,934,006        25,658,807

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                             127,361,983       101,703,176
                                                                -----------       -----------

  End of year                                                  $144,295,989      $127,361,983
                                                               ============      ============

See notes to financial statements.

CINERGY CORP.UNION
EMPLOYEES’ 401(K)PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. PLAN DESCRIPTION

The following description of the Cinergy Corp. Union Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering union employees of Cinergy Corp.‘s subsidiaries (collectively, the “Company”) represented by the International Brotherhood of Electrical Workers, Local 1393. The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company (“Fidelity”) and U.S. Trust Company of California N.A. (“US Trust”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. A portion of the administrative expenses of the Plan are paid by the Company.

Contributions—The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the IRS maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Corp. Common Stock Master Trust.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. All employer contributions are invested by the trustee in the Cinergy Corp. Common Stock Master Trust. The employer contributions must remain in the Cinergy Corp. Common Stock Master Trust until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed”funds until the participant elects to transfer the funds to another investment option.

Effective January 1, 2003, the Deferred Profit Sharing program is available to eligible employees. The Company, at its discretion can make a profit sharing contribution to the Plan for the plan year in an amount determined by the Company. In 2004 and 2003, the amount of the Deferred Profit Sharing contribution was $122,296 and $64,334, respectively.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2004 and 2003, the IRS allowed participants over the age of 50 to contribute up to an additional $3,000 and $2,000 over and above the $13,000 and $12,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

Vesting—Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy Corp. common stock on Deferred Profit Sharing Contributions are vested immediately.

Participant Account—Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings. Allocations are based on the participant’s account balance or contribution percentage as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect to change investment funds and/or the contribution allocation percentage among funds at any time.

Payment of Benefits—Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pretax account in accordance with Plan provisions.

Participant Loans—Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loans is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan are prepared on an accrual basis.

Investment Valuation and Income Recognition—Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Cinergy Corp. Non-Union Employees’ 401(k) Plan and the Cinergy Corp. Union Employees’ Savings Incentive Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits—Benefit payments are recorded when paid.

3. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances is as follows:

                                                                                 December 31,
                                                                            2004         2003

         Net assets--Cinergy Corp. Common Stock Master Trust            $43,503,782     $39,342,115
                                                                        ===========     ===========

                                                                                  Years Ended
                                                                                 December 31,
                                                                             2004             2003

         Changes in net assets:
           Employer contributions                                      $ 3,335,591     $ 3,369,749
           Dividends                                                     1,892,191       1,740,456
           Net appreciation                                              2,955,180       5,106,888
           Benefits paid to participants                                (1,124,087)       (815,060)
           Transfers to participant directed investments                (2,425,458)     (1,941,931)
           Interplan transfers                                            (471,750)       (161,856)
                                                                          --------        --------

                                                                       $ 4,161,667     $ 7,298,246
                                                                       ===========     ===========

4. INVESTMENTS

In 2003 the Plan invested in Cinergy Corp. Common Stock Master Trust and in Cinergy Corp. Mutual Funds Master Trust, which were established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments were held in the Master Trusts described above:

o	The Cinergy Corp. Union Employees’ Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, Unite, Local 2024 and Unite, Local 1093. This Plan did not participate in the Cinergy Corp. Mutual Funds Master Trust.

o	The Cinergy Corp. Non-Union Employees’ 401(k) Plan, which covers non-union employees’ of Cinergy Corp. and subsidiaries who meet minimum age requirements.

The Plan has an undivided interest in the Master Trusts.

In 2003 the assets of the Master Trusts were held by Fidelity Management Trust Company. The Cinergy Corp. Mutual Funds Master Trust was amended effective January 1, 2004 to spin-off the assets held therein into two separate trusts; one trust holds assets only for the Plan and the other trust holds assets only for the Cinergy Corp. Non-Union Employees’401(k) Plan. Accordingly, effective January 1, 2004 the Cinergy Corp. Mutual Funds Master Trust ceased to be a master trust.

Fidelity Management Trust Company in the name of US Trust as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trusts as of December 31, 2004 and 2003 is as follows:

Investments in Cinergy Corp. Mutual Funds Master Trust as of December 31, 2003:

         Cash and cash equivalents                                                 $ 33,542,776
         Mutual                                                                     288,160,929
                                                                                    -----------

         Net assets of Cinergy Corp. Mutual Funds Master Trust                     $321,703,705
                                                                                   ============
Investments in Cinergy Corp. Common Stock Master Trust:

                                                                              2004             2003

         Cash and cash equivalents                                       $  4,823,702    $  3,190,592
         Cinergy Corp. common stock                                       428,963,584     391,632,070
                                                                          -----------     -----------

                    Total investments                                     433,787,286     394,822,662

         Receivables:

           Accrued interest                                                     6,532           2,781
           Securities sold                                                     41,713         397,873
                                                                               ------         -------

                    Total assets                                          433,835,531     395,223,316

         Liabilities--securities purchased                                    (64,030)       (412,038)
                                                                              -------        --------

         Net assets of Cinergy Corp. Common Stock Master Trust           $433,771,501    $394,811,278
                                                                         ============    ============
Allocations of the Plan interest in Cinergy Corp. Mutual Funds Master Trust to participating plans as of December 31, 2003 are as follows:

                                                                        Amount        Percent

       Cinergy Corp. Union Employees' 401(k) Plan                   $ 71,305,292         22%
       Cinergy Corp. Non-Union Employees' 401(k) Plan                250,398,413         78
                                                                     -----------

                                                                    $321,703,705
                                                                    ============

Allocations of the Plan interest in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                                                   2004                   2003
                                                            Amount    Percent      Amount      Percent

         Cinergy Corp. Union Employees'                $ 56,024,465      13%    $ 51,000,219     13%
           401(k) Plan
         Cinergy Corp. Non-Union Employees'
           401(k) Plan                                  198,406,071      46      182,754,660     46
         Cinergy Corp. Union Employees'
           Savings Incentive Plan                       179,340,965      41      161,056,399     41
                                                        -----------              -----------

                                                       $433,771,501             $394,811,278
                                                       ============             ============
A summary of income of the Cinergy Corp. Mutual Funds Master Trust as of December 31, 2003 is as follows:

       Cinergy Corp. Mutual Funds Master Trust:
         Interest and dividends                                           $  5,547,577
         Net appreciation (depreciation) in fair value of investments       53,503,963
                                                                            ----------

       Net Trust investment gain (loss)                                    $59,051,540
                                                                           ===========
A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31 is as follows:

                                                                           2004              2003

       Cinergy Corp. Common Stock Master Trust:
         Interest and dividends                                       $19,381,810      $18,512,632
         Net appreciation in fair value of investments                 30,212,573       54,042,291
                                                                       ----------       ----------

       Net Trust investment income                                    $49,594,383      $72,554,923
                                                                      ===========      ===========
During 2004, the Plan’s investments (excluding the Cinergy Corp. Common Stock Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

                                                                                 2004

       Mutual funds                                                           $4,612,873
       Common/collective trust                                                    80,843
                                                                                  ------

       Net appreciation in fair value of investments                          $4,693,716
                                                                              ==========
Allocations of income in Cinergy Corp. Mutual Funds Master Trust to participating plans as of December 31, 2003 are as follows:

                                                                         Amount     Percent

       Cinergy Corp. Union Employees' 401(k) Plan                    $12,248,847       21%
       Cinergy Corp. Non-Union Employees' 401(k) Plan                 46,802,693       79
                                                                      ----------

                                                                     $59,051,540
                                                                     ===========
Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                                                     2004                    2003
                                                              Amount    Percent       Amount     Percent

       Cinergy Corp. Union Employees'                    $ 6,427,198       13%     $ 9,159,616      13%
         401(k) Plan
       Cinergy Corp. Non-Union Employees'
         401(k) Plan                                      22,881,831       46       33,596,167      46
       Cinergy Corp. Union Employees'
         Savings Incentive Plan                           20,285,354       41       29,799,140      41
                                                          ----------                ----------

                                                         $49,594,383               $72,554,923
                                                         ===========               ===========
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

                                                                                 2004               2003

       *     Plan interest in Cinergy Corp. Common Stock Master Trust        $56,024,465         $51,000,219
             JP Morgan Prime Money Market Instrument                           9,987,145
       *     Fidelity Magellan Fund                                           26,040,754
       *     Fidelity Equity Income Fund                                      16,927,024
       *     Fidelity Low-Priced Stock Fund                                    7,368,609
       *     Plan interest in Cinergy Corp. Master Trust Mutual Funds                             71,305,292

       *     Denotes party-in-interst.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant’s account may be forfeited upon termination of the plan.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

8. INVESTMENT RISK

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

9. PLAN CHANGES

The suspension of contributions due to a participant taking a hardship withdrawal in 2003 or later will be reduced from 12 months to 6 months.

Effective January 1, 2003, the Plan was amended to provide participants flexibility in receiving Cinergy common stock dividends. Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want to receive dividends as income (cash) or if they want them reinvested in the Cinergy Corp. Common Stock Fund. In 2004 and 2003 the amount of Cinergy Corp. common stock dividends paid out in cash by the Plan to participants was $57,836 and $43,715, respectively.

The Plan was amended effective January 1, 2003 to allow the Company, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the plan for the plan year in an amount determined by the Company. Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan Year shall be allocated among Balanced or Investor program employees who are employed as a program employee on the last day of the plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details)

Effective January 1, 2005, the Plan was amended as follows:

o	Clarified that an Eligible Employee did not include nonresident aliens with no United States source income,

o	Provided that individuals who were terminated in connection with the transition of certain information technology-related responsibilities from the Company will be entitled to receive a profit-sharing contribution for 2004 even if they are not employed by the Company and its affiliates on December 31, 2004,

o	Clarified the Plan's disability provisions,

o	Reduced the amount to which an involuntary cash-out applies from $5,000 to $1,000 and provided that such determination shall be made after taking into account rollover contributions, and

o	Clarified the Plan’s ERISA Section 404(c) provisions.

10. SUBSEQUENT EVENT

On May 9, 2005, Cinergy Corp. and Duke Energy announced their plans to merge the two companies and become known as Duke Energy Corporation. It is unknown at this time what impact this merger will have on this Plan. The merger is estimated to be completed approximately twelve months from the date of the announcement. During that time, an integration team will make recommendations as to the content of the Duke Energy benefits package, including this Plan.

_________________

SUPPLEMENTAL SCHEDULE

CINERGY CORP.
UNION EMPLOYEES’ 401(k) PLAN

EIN: 31-1385023
PLAN NUMBER: 101

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

              Identity of Issuer,                     Description of Investment, Including
               Borrower, Lessor,                        Maturity Date, Rate of Interest,                   Current
                or Similar Party                     Collateral, and Par or Maturity Value                  Value

 *    Fidelity Investments                  Magellan Fund                                             $26,040,754
 *    Fidelity Investments                  Equity Income Fund                                         16,927,024
 *    Fidelity Investments                  U.S. Bond Index Fund                                        4,393,951
 *    Fidelity Investments                  Diversified International Stock Fund                        3,602,871
 *    Fidelity Investments                  Low-Priced Stock Fund                                       7,368,609
 *    Fidelity Investments                  Freedom Income Fund                                           371,143
 *    Fidelity Investments                  Freedom 2000 Fund                                             457,152
 *    Fidelity Investments                  Freedom 2010 Fund                                           3,176,140
 *    Fidelity Investments                  Freedom 2020 Fund                                           1,620,998
 *    Fidelity Investments                  Freedom 2030 Fund                                             820,785
 *    Fidelity Investments                  Freedom 2040 Fund                                             304,097
 *    Fidelity Investments                  Blue Chip Fund                                              3,083,615
      TCW Asset Management                  TCW Galileo Value Opportunity Fund                             66,677
      Rainier Investments                   Rainier Small/Midcap I                                      3,201,187
                                                                                                        ---------

                                                       Total investments in mutual funds               71,435,003
                                                                                                       ----------

      JP Morgan Investments                 JP Morgan Prime Money Market Instrument                     9,987,145
 *    Fidelity Investments                  Fidelity Managed Income Portfolio                             373,030
 *    Fidelity Investments                  US Equity Index Pool                                        1,118,742
 *    Various Plan Participants             Participant Loans (interest rates ranging
                                              from 5.00% to 10.50% and maturities
                                              through July 5, 2009)                                     4,889,917

*Denotes a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          CINERGY CORP. UNION EMPLOYEES'
                                                    401(K) PLAN
                                                    -----------

                                            By /s/ Darlene Glesenkamp
                                            -------------------------

                                                Plan Administrator

S-1

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-72900 on Form S-8 of our report dated June 24, 2005, relating to the financial statements of the Cinergy Corp. Union Employees’ 401(k) Plan appearing in this Annual Report on Form 11-K of the Cinergy Corp. Union Employees’ 401(k) Plan for the year ended December 31, 2004.

Cincinnati, Ohio
June 24, 2005

E-1